Filed pursuant to Rule 424(b)(3)
Registration No. 333-228127

Prospectus Supplement

(to Prospectus dated November 9, 2018)

ALPS ELECTRIC CO., LTD.

Exchange of Shares of Common Stock of Alps Electric Co., Ltd.

for Shares of Alpine Electronics, Inc.

This prospectus supplement updates and supplements the prospectus dated November 9, 2018, or the prospectus, which forms a part of the registration statement on Form F-4 (Registration No. 333-228127) relating to, among other things, a proposed statutory share exchange between Alps Electric Co., Ltd., or Alps Electric, and Alpine Electronics, Inc., or Alpine, under the Companies Act of Japan, pursuant to which all of the shares of Alpine (other than those that Alps Electric Co., Ltd. directly owns) will be exchanged for shares of Alps Electric.

This prospectus supplement is being filed to update and supplement the information in the prospectus with information from Alps Electric’s press release dated November 26, 2018. The press release is attached to this prospectus supplement.

This prospectus supplement contains important updates, and should be read carefully and in its entirety in conjunction with the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Shares of Alps Electric common stock are traded in yen on the Tokyo Stock Exchange under code number 6770. On November 26, 2018, the last reported official sale price of shares of Alps Electric common stock on the Tokyo Stock Exchange was 2,559 yen per share.

You should carefully consider the risk factors beginning on page 8 of the prospectus when evaluating the matters described in the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the share exchange or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2018. This prospectus supplement is expected to first be mailed to the shareholders of Alpine on or after November 26, 2018.

November 26, 2018

To all parties concerned

Listed company name: Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama
Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding the Management Policy under the Holding Company Structure, including the Basic Policy on Shareholder Returns

As announced in the press release dated September 27, 2018 titled “Notice Regarding the Basic Policy on Shareholder Returns under the Holding Company Structure” (the “Shareholder Return Basic Policy Press Release”), giving consideration to the possibility that while the Company’s financial condition is expected to further improve from the current conditions as a result of the business integration (the “Business Integration”) between the Company and Alpine Electronics, Inc. (“Alpine” and, together with the Company, the “Companies”), an increase in the Company’s common stock as a result of a share exchange (the “Share Exchange”) in which the Company will become the wholly owning parent company and Alpine will become a wholly owned subsidiary may lead to a certain level of dilution, the Company decided to set a basic policy to proactively introduce measures to return profits to shareholders, including a share buyback, depending on the degree of excess capital and financial surplus, should the Business Integration be implemented.

Since then, in the course of discussions with Alpine at the business integration promotion committee, taking into account various opinions that the Company received from its shareholders while engaged in dialogue with them about the Business Integration and other matters, the Companies made progress as to considerations about the content, method, timing of implementation and other details of the shareholder return measures based on the basic shareholder return policy. At the same time, the Company came to believe that in order to have the shareholders accurately understand the effects and other details of the Business Integration, it would be necessary to present the management policy following the Business Integration to them in as concrete a manner as possible, including the shareholder return measures that the Company intends. Accordingly, the Company hereby announces that it resolved at its board of directors meeting held on November 26, 2018 the management policy under the holding company structure, including the future growth investment policy and the basic policy on shareholder returns.

As announced in the press release dated July 27, 2017 titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.),” amid market innovation brought about by the fourth industrial revolution, by conducting the Business Integration, the Company aims to keep contributing to people’s lives in the areas of electronics and communication by focusing on the electronic components business and the automotive infotainment business, and to significantly transform itself into a sustainable value creating corporate group to become a corporate group with net sales of one trillion yen. To this end, the Company believes that it is important to (1) first, secure a sound financial base, and then pursue the maximization and sustainable increase of its corporate value, which are to be achieved through the dual pillars of (2) investment in sustainable growth and (3) capital efficiency improvements.

(1)	Securing a sound financial base

The Company will establish a sound financial base that enables it to maintain a domestic rating at “A” while effectively responding to unforeseen situations, including sudden economic crises, such as the drastic economic downturn precipitated by the collapse of Lehman Brothers in 2008, and natural disasters, such as the Great East Japan Earthquake in 2011.

(2)	Investment in sustainable growth

From the perspective of acquiring and retaining management resources to improve the competitiveness to support its bid for sustainable growth under the holding company structure, the Company envisions realizing expanded business scale and improved profit margins, as well as sustainable growth of corporate value through measures, such as investment in existing businesses to secure sustainable revenues, investment in new businesses to be launched, strategic investment to capture customer demand and needs mainly in the CASE domain (note) (e.g. investment to respond to rapidly changing customer demand in the B-to-B market and investment in the development of new products and new businesses in response to rapidly changing customer needs), investment in M&A and other transactions to benefit from inorganic growth and investments in structural reforms needed to improve its earnings structure. To this end, the Company plans to formulate the First Medium-Term Plan promptly in or after January 2019 in order to make investments totaling 200 billion yen over the three-year period from fiscal 2019 through fiscal 2021 after the Business Integration.

(Note)

The CASE domain means a constant connection to the Internet (Connected), autonomous driving (Autonomous), automobile sharing services (Shared & Services) and a shift to electric vehicles such as hybrid cars and electric vehicles (Electric).

(3)	Capital efficiency improvements

With a view to consistently exceed shareholders’ expectations on returns and maximize corporate value, the Company will set target ROE and ROIC levels in each medium-term plan. In the First Medium-Term Plan, which will be the first medium-term plan after the Business Integration, the Company’s policy will be to realize and maintain an ROE of no less than 10%. In the Second Medium-Term Plan and any subsequent medium-term plans, the Company anticipates setting an appropriate target level for further improvement of ROE and ROIC. In addition to focusing on enhancing the competitiveness of the Company’s businesses as a major growth strategy (as described in “(2) Investment in sustainable growth” above) the Company will strive to improve capital efficiency by proactively introducing measures to return profits to shareholders, including a share buyback, depending on the degree of excess capital and financial surplus amounts, as announced in the Shareholder Return Basic Policy Press Release.

Although the Company plans to make decisions regarding concrete details, methods, timing of implementation and other information concerning shareholder return measures based on the basic shareholder return policy under the holding company structure at board of directors meetings following the Business Integration and to make corresponding announcements, in light of the progress made in discussions with Alpine at the business integration promotion committee regarding the content, method, timing of implementation and other information concerning shareholder return measures based on the basic shareholder return policy, and in order to present to the Company’s shareholders with information that will allow them to more accurately understand and assess the effects and other details of the Business Integration, the Company determined that it would be necessary to share the intended shareholder return measures following the Business Integration in a more detailed manner.

In this regard, the Company resolved at its board of directors meeting to adopt a policy of responding to the dilution resulting from an increase in the number of common shares of the Company in connection with the Share Exchange and improving capital efficiency following the Business Integration through, as a shareholder return measure following the Business Integration, buying back its own common shares in the amount equivalent to 40 billion yen during the period from January 2019 to June 28, 2019 through purchases in the market following the Business Integration1. The Company will announce the resolution of such share buyback promptly after it is passed at its board of directors meeting scheduled for January 2019 following the Business Integration.

Moreover, the three-year period from fiscal 2019 to fiscal 2021 following the Business Integration will mark a particularly important phase in which a tremendous transformation will take place in the automobile industry. Further, in the smartphone market, which is said to have matured, our customers’ strategies in this specific market remain strong and aggressive, and it is expected that there will be greater revenue opportunities in the future as compared to other product markets. Given the above, over the coming three-year period, the Company believes that, on the premise that the Company will make active growth investments for the purpose of sustainable corporate growth while working to maintaining a sound financial base, it is necessary to determine the balance between growth investments and improvement of capital efficiency in an agile and flexible manner according to the changes in such business environment.

Accordingly, in addition to the share buyback described above, the Company has resolved, with respect to the total payout to the shareholders through dividends and share buybacks, while securing the above-mentioned balance between growth investment and improvement of capital efficiency, which is the basic policy, to, using the consolidated profit following the Business Integration, (1) adopt the principle of securing a total payout ratio of 30% of the Company’s consolidated profit, and additionally (2) particularly for the three-year period from fiscal 2019 to fiscal 2021, have a total payout ratio of 50%. With respect to the details of the concrete measures for the growth investments and for implementation of the shareholder returns mentioned above, the Company plans to announce them once they are resolved at board of directors meetings to be held during the period covered by the First Medium-Term Plan after the Business Integration.

As described above, in anticipation of the changes in the business environment following the Business Integration, under the holding company structure, the Company will pursue the maximization of corporate value and shareholder value through improved capital efficiency and reduced capital cost by continuously taking more proactive shareholder return measures than before.

End

1

In the event that certain Alpine shareholders exercise their share repurchase rights in connection with the Share Exchange, the amount to be paid to such shareholders by the end of January 2019 will form part of the above-mentioned amount.

Alps Electric has filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Share Exchange with Alpine. The Form F-4 contains a prospectus and other documents. Once the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about the Companies, the Share Exchange and related matters. U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange are available, free of charge, on the SEC’s website at www.sec.gov. In addition, upon request, the documents will be mailed to shareholders for free of charge. To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration

Company name: Alps Electric Co., Ltd.

Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan

Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office

Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.

Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan

Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department

Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)

changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;

(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;

(5)	increased instability of the supply system of certain important components;

(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;

(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;

(8)	suspension of licenses provided by other companies of material intellectual property rights;

(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;

(10)	adverse impact to liquidity due to acceleration of indebtedness;

(11)	changes in the value of assets (including pension assets) such as securities and investment securities;

(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;

(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;

(14)	unfavorable political factors, terrorism, war and other social disorder;

(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(16)	environmental pollution countermeasures costs;

(17)	violation of laws or regulations, or the filing of a lawsuit;

(18)

the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals being unable to be obtained; and

(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.